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                                                                       Exhibit 1

                          [EQUINIX COMPANY LETTERHEAD]


10 January 2005

CONFIDENTIAL

VIA FACSIMILE AND OVERNIGHT DELIVERY

Board of Directors

i-STT Investments Pte Ltd
51 Cuppage Road
#10-11/17
Starhub Centre
Singapore 229469

Dear Jean,

RE:      A-1 NOTE CONVERSION

This letter memorializes the agreement between i-STT Investments Pte Ltd ("i-STT") and Equinix, Inc. ("Equinix" or the "Company") regarding the conversion of 95% of the Company's A-1 Notes held by i-STT into shares of the Company's Series A-1 Preferred Stock. All capitalized terms not otherwise defined in this letter agreement shall have the meanings ascribed to them in that certain Securities Purchase Agreement dated October 2, 2002, among the Company and i-STT (the "Purchase Agreement").

Equinix hereby elects to effect an Optional Conversion of 95% of the A-1 Notes and PIK Notes paid through November 1, 2004, plus 95% of the accrued and unpaid PIK Notes that would have been due had the A-1 Notes remained outstanding through February 14, 2005 (collectively, the "Converted Notes"). The shares issuable upon conversion of Converted Notes are calculated as follows:

     95% of A-1 Notes, including 95% of PIK Notes paid
          through November 1, 2004:                            $36,543,032.69
     95% of accrued and unpaid interest November
          1, 2004 through February 14, 2005:                   $ 1,492,173.84
     Conversion price:                                         $       9.1779
     Series A-1 Preferred Stock issuable January 1, 2005:           4,144,216


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By executing this letter agreement in the space designated below, i-STT hereby agrees that, as of 12:01 a.m. Pacific Time on January 1, 2005 (the "Settlement Date"), the Converted Notes shall be converted into a total of 4,144,216 Series A-1 Preferred Stock. Equinix undertakes to take any and all measures to effect the subsequent conversion of any or all of the 4,144,216 Series A-1 Preferred Stock into 4,144,216 Common Stock, as may be required from time to time by i-STT, following i-STT's exercise of such conversion right(s) pursuant to Equinix's Certificate of Designation dated 30 December 2002.

If you have any questions concerning this matter, please contact me at
(650) 513-7057.

Very truly yours,




Renee F. Lanam

cc:  General Counsel, STT Communications Ltd
     Brandi Galvin
     Brett Pletcher


ACKNOWLEDGED AND AGREED:

i-STT Investments Pte. Ltd.



By:    ________________________

Title: ________________________